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                                                     Rule 424 (b) (3)
                                            Registration No. 33-48188


HUDSON CHARTERED BANCORP INC.

20 Mill Street - Rhinebeck, NY 12572 - (914) 876-7041



                                       March 12, 1996


Dear Shareholder:

This letter supplements the information contained in the Prospectus dated December 9, 1994, relating to the Dividend Investment and Stock Purchase Plan ("Plan") of Hudson Chartered Bancorp, Inc. (the "Company").

As described in that Prospectus, the price of shares of the Company's Common Stock purchased with dividends under the Plan is currently 95% of market value determined in accordance with the Plan. However, your Board of Directors has decided, in view of the Company's capital position and in light of general market practices, to eliminate the "discount" feature of the Plan. Accordingly, effective with dividends paid after April 15, 1996, the price of shares purchased through dividend reinvestment will be the same as that for optional cash purchases; i.e. 100% of the market value of the Company's Common Stock as determined by the Plan.

Participants will continue to benefit from the avoidance of brokerage commissions or service charges on the stock purchases under the Plan, whether by way of dividend reinvestment or the optional cash purchase feature.

You will receive a new Prospectus incorporating the above change in the near future. Please direct any questions regarding the Plan to the Plan Administrator, The First National Bank of Boston, at 1-800-730-4001.

Very truly yours,




T. Jefferson Cunningham III            John C. VanWormer
Chairman                               President





          PARENT COMPANY OF FIRST NATIONAL BANK OF THE HUDSON VALLEY